

Mail Stop 3561

May 31, 2018

Nicholas Campanella
Chief Financial Officer
Sun Pacific Holding Corp
215 Gordon's Corner Road, Suite 1a
Manalapan NY 07726

> **Re:** **Sun Pacific Holding Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **File No. 000-51935**

Dear Mr. Campanella:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Report of the Independent Registered Public Accounting Firm, page F-2

1. We note that audit report states that the independent registered public accounting firm has audited Sun Pacific Power Corporation. We note from page 4 that Sun Pacific Power Corporation is a subsidiary of Sun Pacific Holding Corp and that you have five subsidiaries. Please amend your filing to provide an audit report and audited financial statements for Sun Pacific Holding Corp, which is your reporting company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　/s/ Lyn Shenk

　　　　　　　　　　　　　　　　　　　　　Lyn Shenk
　　　　　　　　　　　　　　　　　　　　　Branch Chief
　　　　　　　　　　　　　　　　　　　　　Office of Transportation and Leisure